August 14, 2019

Marc Angell
Chief Executive Officer and Chairman
Marquie Group, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, NV

       Re: Marquie Group, Inc.
           Amendment No. 4 to
           Offering Statement on Form 1-A
           Filed August 9, 2019
           File No. 024-10992

Dear Mr. Angell:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Our reference to prior comments is to comments in our July 30, 2019 letter.

Amendment No. 4 to Offering Statement on Form 1-A

General

1. We note your responses to prior comments 1 and 3. It appears you intend to omit certain information regarding the public offering price pursuant to Rule 253(b). If accurate, revise your Part I information to check the box indicating that you intend to price this offering after qualification pursuant to Rule 253(b).

      Be advised that Rule 253(b)(4) does not allow for the volume of securities offered to be omitted in reliance on the rule. Additionally, the upper end of the price range must be used in determining the aggregate offering price. Here, calculating the maximum aggregate offering price using the upper end of your price range and the volume of shares offered would result in the company's proceeds exceeding the maximum permitted
 Marc Angell
Marquie Group, Inc.
August 14, 2019
Page 2
         amount for a Tier 2 Regulation A offering. As such, revise your offering statement to reflect a volume of securities to be offered that falls within the limit set forth in Rule
         251(a) when using the upper end of the price range.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameMarc Angell                                   Sincerely,
Comapany NameMarquie Group, Inc.
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Corporation Finance
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